UNITED STATES
                    SECURITY AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No._____)*

                     Gateway Data Sciences Corporation
             ____________________________________________
                           (Name of Issuer)

                             Common Stock
               ________________________________________
                    (Title of Class of Securities)

                              367596-103
               ________________________________________
                            (CUSIP Number)
     Mr. Michael Gordon
     Gateway Data Sciences Corporation
     3410 E. University Drive, Suite 100
     Phoenix, AZ  85034                 (602) 968-7000
     __________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                          September 20, 1996
               ____________________________________________
               (Date of Event which Requires Filing of this Statement)























                             SCHEDULE 13D

CUSIP No. 367596-103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIIFICATION NO. OF ABOVE PERSON
     Hathaway Partners Investment Limited Partnership
     119 Rowayton Avenue
     Rowayton,  CT  06853          Tax ID # 06-1384314

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       a)
          NA                                      b)

3    SEC USE ONLY


4    SOURCE OF FUNDS
          00   Investment by Partners for investment purposes only

5    CHECK BOS IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2d or 2e
          NA

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Rowayton,  CT  USA

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7    SOLE VOTING POWER
               167,500
     8    SHARED VOTING POWER

     9    SOLE DISPOSITIVE POWER
               167,500
     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          167,500 (One hundred sixty seven thousand and five hundred shares)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          NA

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.7% (Five and seven tenths percent)

14   TYPE OF REPORTING PERSON*
          PN                       General Partner: Hathaway Partners,
Inc.
          Hathaway Partners ILP         Carl E. Hathaway President,
Brian K.
          119 Rowayton Ave              Hathaway VP, C. Nichols
Hathaway VP/SEC
          Rowayton, CT  06853